EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

(Unaudited)

	Thirty-Nine Weeks Ended
	April 2, 2005(1)	March 27, 2004(2)
Fixed charges:
Interest expense	$214	$195
Interest portion of rental expense	52	50

Total fixed charges before capitalized interest	266	245
Capitalized interest	6	8

Total fixed charges	$272	$253

Earnings available for fixed charges:
Income before income taxes	$1,127	$1,117
Less undistributed (loss) income in minority-owned companies	(1)	(1)
Add minority interest in majority-owned subsidiaries	9	2
Add amortization of capitalized interest	12	13
Add fixed charges before capitalized interest	266	245

Total earnings available for fixed charges	$1,413	$1,376

Ratio of earnings to fixed charges	5.2	5.4

(1)	During the first nine months of fiscal 2005, the corporation recognized pretax income of $35 million in connection with certain restructuring activities. Also during the first nine months of fiscal 2005, the corporation recognized $117 million of contingent sale proceeds from the disposal of its European tobacco business in fiscal 1999.
(2)	During the first nine months of fiscal 2004, the corporation recorded a pretax charge of $11 million in connection with certain restructuring activities. Also during the first nine months of fiscal 2004, the corporation recognized $119 million of contingent sale proceeds from the disposal of its European tobacco business in fiscal 1999.